UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of DryShips Inc. (the “Company”) dated September 22, 2011: DryShips Inc. Announces Details of Partial Spin Off of Ocean Rig UDW Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.
(Registrant)

Dated: September 22, 2011	By: /s/George Economou
George Economou Chief Executive Officer

Exhibit 1

DRYSHIPS INC. ANNOUNCES DETAILS OF

PARTIAL SPIN OFF OF OCEAN RIG UDW INC.

ATHENS, GREECE – September 22, 2011 - DryShips Inc. (NASDAQ: DRYS) (the “Company” or “DryShips”), a global provider of marine transportation services for drybulk and petroleum cargoes and off-shore contract drilling oil services, today announced the details of the partial spin off of Ocean Rig UDW Inc. Based on 408,394,836 common shares outstanding as of the record date of September 21, 2011, DryShips will distribute 2,967,359 common shares of Ocean Rig UDW on a pro rata basis, or 0.007266 common shares of Ocean Rig UDW for every one share of common stock of DryShips. The distribution date for the partial spin off is October 5, 2011.

Ocean Rig UDW common shares began trading on a “when issued” basis on the Nasdaq Global Select Market under the ticker symbol “ORIGV” on September 19, 2011 and it is expected that Ocean Rig UDW common shares will begin “regular way” trading on the Nasdaq Global Select Market on October 6, 2011.

As previously announced, fractional shares of Ocean Rig UDW common stock will not be distributed to DryShips’ shareholders.  Instead, fractional shares of Ocean Rig UDW will be aggregated and sold in the open market, with the net proceeds distributed pro rata in the form of cash payments to DryShips’ shareholders who would otherwise be entitled to receive a fractional share of Ocean Rig UDW common stock.

No action or payment is required by DryShips’ shareholders to receive shares of Ocean Rig UDW common stock.  An Information Statement containing details regarding the distribution of the Ocean Rig UDW common stock will be mailed to DryShips’ shareholders prior to the distribution date.  Investors are encouraged to consult with their financial advisers regarding the specific implications of buying or selling DryShips common stock after the ex-dividend date of September 19, 2011.

The distribution of shares of Ocean Rig UDW common stock or cash in lieu thereof in the partial spin-off will be characterized as a taxable dividend for United States federal income tax purposes. The amount of the dividend for such tax purposes will be equal to the sum of (x) the fair market value of Ocean Rig UDW Shares received by a U.S. Holder; and (y) any cash payment in lieu of fractional shares paid to a U.S. Holder.  You should treat the effective date of the partial spin-off, which is the distribution date of October 5, 2011, as the date of the dividend. DryShips shareholders are urged to consult with their tax advisors with respect to the U.S. federal, state, local and foreign tax consequences of the partial spin-off.

About DryShips

DryShips Inc. is an owner of drybulk carriers and tankers that operate worldwide. Through its majority owned subsidiary, Ocean Rig UDW Inc., DryShips owns and operates 9 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 7 ultra deepwater drillships, 4 of which remain to be delivered to Ocean Rig during 2011 and 2013. DryShips owns a fleet of 35 drybulk carriers (including newbuildings), comprising 7 Capesize, 26 Panamax and 2 Supramax, with a combined deadweight tonnage of over 3.3 million tons, and 12 tankers (including newbuildings), comprising 6 Suezmax and 6 Aframax, with a combined deadweight tonnage of over 1.6 million tons.

DryShips’ common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “DRYS.”

Visit the Company’s website at www.dryships.com

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com